SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

CREDIT SUISSE GROUP

(Name of Subject Company (Issuer))

CREDIT SUISSE GROUP
(Name of Filing Person (Issuer and Offeror))

Options to Purchase Common Stock, Par Value CHF 1 Per Share
(Title of Class of Securities)

225401108
(CUSIP Number of Class of Securities)
(American Depositary Shares Representing Shares)

Philip K. Ryan
Chief Financial Officer
Credit Suisse Group
Paradeplatz 8
8070 Zurich
Switzerland
(41-1) 333 1111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Linda E. Rappaport, Esq.
Shearman & Sterling
599 Lexington Avenue
New York, New York 10022-6069
(212) 848-4000

[_]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on August 6, 2003, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on August 8, 2003 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on August 18, 2003 (the “Schedule TO”), by Credit Suisse Group, a corporation organized under the laws of Switzerland (the “Company”).

     The Schedule TO relates to an offer by the Company to certain eligible employees, as defined in the Offer to Exchange, dated August 6, 2003, which is attached to the Schedule TO as Exhibit (a)(1) (the “Offer to Exchange”), to exchange their outstanding eligible vested options to purchase shares of the Company’s common stock, par value CHF 1 per share (the “Shares”), originally granted under the eligible plans (as defined in the Offer to Exchange) on or after December 31, 1999, with an exercise price equal to or greater than CHF 30, for (A) if the exercise price of the eligible options is equal to or greater than CHF 60, any of the following: (i) new options (the “New Options”) to purchase Shares with an exercise price that is 10% above the closing price of the Shares on the close of business on the SWX Swiss Exchange on September 5, 2003, (ii) the right to receive Shares on a specified date in the future (the “Phantom Shares”) or (iii) a 50/50 combination of New Options and Phantom Shares, or (B) if the exercise price of the eligible options is equal to or greater than CHF 30 and less than CHF 60, Phantom Shares.

     The New Options and Phantom Shares will be granted upon the terms and subject to the conditions described in the Offer to Exchange and the acceptance letter, a form of which is attached to the Schedule TO as Exhibit (a)(5).

     On August 13, 2003, Credit Suisse First Boston held its quarterly managing director meeting where questions were asked regarding the Option Reduction Program. A transcript of these questions and the answers given is attached hereto as Exhibit (a)(11) and incorporated by reference into the Schedule TO.

     On August 15, 2003, KPMG gave a tax presentation to Australian employees of the Company regarding the Option Reduction Program. A copy of this presentation is attached hereto as Exhibit (a)(12) and incorporated by reference into the Schedule TO.

     As explained in the Offer to Exchange, due to certain securities law restrictions in Japan, the Company was not permitted to offer eligible employees in Japan the opportunity to exchange their eligible options for new options, prior to the filing of a registration statement with the Kanto Local Finance Bureau, and consequently eligible employees in Japan could only elect to receive phantom shares in exchange for such cancelled eligible options.

     On August 18, 2003, the Company filed a Securities Registration Statement (the “Registration Statement”) with the Kanto Local Finance Bureau and the Company can now offer eligible employees in Japan the opportunity to exchange certain eligible options for new options. Therefore, subject to the effectiveness of the Registration Statement, eligible employees will now be entitled to exchange their eligible options with an exercise price equal to or greater than CHF 60 for their choice of (1) new options, (2) phantom shares, or (3) a 50/50 combination thereof, as described in the Offer to Exchange. Eligible options with an exercise price equal to or greater than CHF 30 or less than CHF 60 will continue to be exchangeable only for phantom shares.

     The Company anticipates that the Registration Statement will become effective on or about August 27, 2003. If the Registration Statement is not declared effective on or prior to September 9, 2003, or such later date if the offer is extended, the eligible employees will not be permitted to elect new options (or a 50/50 combination of new options and phantom shares) in exchange for their cancelled eligible options.

     In connection with the filing of the Registration Statement, on August 19, 2003, the Company will send a cover letter and “A Guide to Issues in Japan” to eligible employees in Japan. A copy of these documents is attached hereto as Exhibit (a)(13) and Exhibit (a)(14), respectively, and they are both incorporated by reference into the Schedule TO.

Item 12. Exhibits.

     Item 12 of the Schedule TO is hereby amended by adding the following exhibits thereto:

(a)(11)	Transcript, dated August 14, 2003, of the question and answer portion of the Credit Suisse First Boston managing director quarterly meeting.

(a)(12)	KPMG tax presentation to Australian employees of Credit Suisse Group: Credit Suisse First Boston Option Exchange, dated August 15, 2003.

(a)(13)	Cover letter to be distributed to eligible employees of Credit Suisse Group in Japan on August 19, 2003 regarding the filing of a registration statement by Credit Suisse Group in Japan on August 18, 2003.

(a)(14)	Guide to Issues in Japan to be distributed to eligible employees of Credit Suisse Group in Japan on August 19, 2003 in connection with the filing of a registration statement by Credit Suisse Group in Japan on August 18, 2003.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT SUISSE GROUP

/s/ Philip K. Ryan

Philip K. Ryan Chief Financial Officer
Date: August 18, 2003

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EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)	Offer to Exchange, dated August 6, 2003.*
(a)(2)	Cover Letter to the Offer to Exchange, dated August 6, 2003, for Paper-Only Participants.*
(a)(3)	Cover E-Mail to the Offer to Exchange, dated August 6, 2003, for Confidential Electronic System Participants.*
(a)(4)	Cover Letter to the Offer to Exchange, dated August 6, 2003, for Swiss Employees.*
(a)(5)	Form of Acceptance Letter (incorporated herein by reference to Schedule E of the Offer to Exchange which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1)).
(a)(6)	Form of Withdrawal Letter (incorporated herein by reference to Schedule F of the Offer to Exchange which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1)).
(a)(7)	Credit Suisse Group’s Annual Report on Form 20-F for the year ended December 31, 2002, previously filed with the SEC on March 27, 2003 and incorporated herein by reference except we do not incorporate by reference the portions of Credit Suisse Group’s Annual Report 2002, portions of which are incorporated by reference in the Annual Report on Form 20-F, as set forth in “Section 20. Additional Information” of the Offer to Exchange, which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1).
(a)(8)	Credit Suisse First Boston Presentation: Review of Changes in Compensation Structure, dated August 6, 2003.*
(a)(9)	Transcript, dated August 7, 2003, of Credit Suisse First Boston Presentation: Review of Changes in Compensation Structure, dated August 6, 2003.**
(a)(10)	E-mail reminder to eligible employees who received the Offer to Exchange electronically.***
(a)(11)	Transcript, dated August 14, 2003, of the question and answer portion of the Credit Suisse First Boston managing director quarterly meeting.
(a)(12)	KPMG tax presentation to Australian employees of Credit Suisse Group: Credit Suisse First Boston Option Exchange, dated August 15, 2003.
(a)(13)	Cover letter to be distributed to eligible employees of Credit Suisse Group in Japan on August 19, 2003 regarding the filing of a registration statement by Credit Suisse Group in Japan on August 18, 2003.
(a)(14)	Guide to Issues in Japan to be distributed to eligible employees of Credit Suisse Group in Japan on August 19, 2003 in connection with the filing of a registration statement by Credit Suisse Group in Japan on August 18, 2003.

*	Previously filed with the Schedule TO filed by Credit Suisse Group on August 6, 2003.

**	Previously filed with Amendment No. 1 to the Schedule TO filed by Credit Suisse Group on August 8, 2003.

***	Previously filed with Amendment No. 2 to the Schedule TO filed by Credit Suisse Group on August 18, 2003.

(d)(1)	Credit Suisse Group International Share Plan.*
(d)(2)	Credit Suisse Group Swiss Share Plan.*
(d)(3)	Credit Suisse Group Management Performance Plan International.*
(d)(4)	Credit Suisse Group Management Performance Plan Switzerland.*
(d)(5)	Credit Suisse Group Stock Plan 2001 for Credit Suisse Hottinguer.*
(d)(6)	Donaldson, Lufkin & Jenrette, Inc. 1996 Stock Option Plan.*
(d)(7)	Form of New Option Grant Letter pursuant to the Credit Suisse Group International Share Plan (incorporated herein by reference to Schedule J of the Offer to Exchange which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1)).
(d)(8)	Form of New Option Grant Letter pursuant to the Credit Suisse Group Swiss Share Plan (incorporated herein by reference to Schedule M of the Offer to Exchange which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1)).
(d)(9)	Form of New Phantom Share Grant Letter pursuant to the Credit Suisse Group International Share Plan (incorporated herein by reference to Schedule K of the Offer to Exchange which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1)).
(d)(10)	Form of Blocked Registered Share Grant Letter pursuant to the Credit Suisse Group Swiss Share Plan (incorporated herein by reference to Schedule L of the Offer to Exchange which is attached to the Schedule TO filed by Credit Suisse Group on August 6, 2003 as Exhibit (a)(1)).

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